UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

COMMISSION FILE NO. 1-34242

DNB FIRST 401(k) RETIREMENT PLAN

4 Brandywine Avenue

Downingtown, Pennsylvania 19335

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

DNB FINANCIAL CORPORATION

4 Brandywine Avenue

Downingtown, Pennsylvania 19335

(Name of issuer of the securities

held pursuant to the Plan and the

address of its principal executive office)

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Table of Contents

Item 1 and 2. Financial Statements
Page

Report of Independent Registered Public Accounting Firm	2-3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-12

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Exhibit

Consent of Fischer Cunnane & Associates Ltd, Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator

 of the DNB First 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error of fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter –Subsequent Event

As discussed in Note 9 to the financial statements, the Plan sponsor is party to an agreement whereby S&T Bancorp, Inc. will acquire the Plan sponsor in an all-stock transaction. Management’s evaluation of the merger agreement and transaction as it relates to the Plan are also described in Note 9.  These financial statements do not include any adjustments that might result in the event that the Plan terminates.  Our opinion is not modified with respect to that matter.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd

We have served as the Plan’s auditor since 2004.

West Chester, Pennsylvania

June 26, 2019

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets:

Investments, at fair value:
Mutual funds	$7,189,682	$7,861,588
Money market funds	3,531	341
Collective investment fund	675,544	438,736
Company Stock	3,828,924	4,748,937
	11,697,681	13,049,602

Cash	50,048	-

Receivables:
Employee's contribution	-	43,394
Employer's contribution	106,909	107,952
Due from broker for securities sold	28,337	-
Total Receivables	135,246	151,346

Total Assets	11,882,975	13,200,948

Liabilities:

Accrued expenses	6,766	7,631
Due to broker for securities purchased	50,048	-
Total Liabilities	56,814	7,631

Net Assets Available for Benefits	$11,826,161	$13,193,317

See accompanying note

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2018	2017
Additions:
Investment Income (Loss):
Net appreciation (depreciation) in fair value of instruments	$(1,535,610)	$1,700,976
Dividends, interest and other	432,360	252,722
	(1,103,250)	1,953,698
Contributions:
Participants'	942,420	849,133
Employer's	391,488	375,753
Rollovers	127,452	163,660
	1,461,360	1,388,546
Total Additions	358,110	3,342,244

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	1,693,374	1,168,700
Investment expenses	31,892	29,658
Total Deductions	1,725,266	1,198,358

Net (Decrease) Increase	(1,367,156)	2,143,886

Net Assets Available for Benefits
Beginning of Year	13,193,317	11,049,431
End of Year	$11,826,161	$13,193,317

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements

NOTE 1 − DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General.  The Plan is a defined contribution plan, which covers employees of DNB First National Association, a wholly owned subsidiary of DNB Financial Corporation (the “Company”).  Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.    Each year, participants may contribute an amount up to 100% of eligible pre-tax annual compensation.  For 2018 and 2017, this was limited to $18,500 and $18,000, respectively, excluding rollover contributions and catch-up contributions, as defined by the IRS.  Plan provisions provide for an automatic elective deferral contribution feature and an automatic deferral escalation of 1% of eligible compensation per plan year for those participants who have elected to defer between 0% and 9% of eligible compensation.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at its discretion, match contributions each year.  In 2018 and 2017, the Company did not make any matching contributions. The Plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions. No additional discretionary contributions were made for 2018 and 2017.  Qualified non-elective contributions (“QNEC”) for 2018 and 2017 were $391,488 and $375,753, respectively.  Participants are not required to be an active participant at the end of the Plan year to be included in the qualified non-elective contributions. All qualified non-elective contributions were invested in Company stock.

Vesting.    Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon. Participants are 100% vested in additional discretionary contributions made by the Company after three years of vested service.  Effective January 1, 2017, participants who complete an hour of service on or after January 1, 2017 will become 100% vested in employer profit sharing contributions.  All other participants remain on the three-year cliff vesting schedule.

Participant Accounts.    Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses and Plan losses.  Allocation of expenses are based on participant earnings or account balances, as defined.

Participant Loans.    The Plan does not allow Participants to borrow from their fund accounts.

Plan Termination.  The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In connection with a certain merger agreement (see Note 9) it is possible the Company will terminate the Plan.

Payment of Benefits.    In general, amounts held in the participant’s account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled.  At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account.  Participants may also withdraw funds in certain situations.

As of December 31, 2018 and 2017, $2,780,039 and $3,007,659, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the Company, but have not been disbursed.

Forfeited Accounts.  Forfeited accounts are used to reduce employer contributions, used to pay plan expenses or allocated among participant accounts at the discretion of the Company.  During 2018 and 2017, forfeited accounts of $0 and $39, were used to pay plan expenses.  There was $1,906 and $2,270 of forfeited accounts available for use at December 31, 2018 and 2017, respectively.

Administrative Expenses.    Each participant's account is charged with an allocation of certain administrative expenses.  Allocations of expenses are based on participant earnings or account balances, as defined.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 2 − SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation.  The financial statements of the DNB First 401(k) Retirement Plan have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates.   The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition.  The Plan’s investments are stated at fair value (see Note 7), with the exception of the Morley Stable Value Fund, which is discussed separately below.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Collective Investment Fund.  On August 2, 2012, Plan management signed a participation agreement with Union Bond and Trust Company (“UBTC”) and began investing in the Morley Stable Value Fund, a collective investment fund.  The Morley Stable Value Fund invests in investment contracts issued by insurance companies and other institutions.

The Plan’s investment in the Morley Stable Value Fund is included in the statement of net assets available for benefits at net asset value (“NAV”).  NAV represents contributions made to the Morley Stable Value Fund, plus earnings, less participant withdrawals and administrative expenses.  NAV is reported to the Plan by UBTC, through an independent pricing service approved by the Trustee.   The statement of changes in net assets available for plan benefits is prepared on a NAV basis.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at NAV.

The gross crediting interest rate for the Morley Stable Value fund was 2.553% and 2.244% for the years ended December 31, 2018 and 2017, respectively.

Payments of Benefits.  Benefits are recorded when paid.

New Accounting Pronouncement.  In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of Accounting Standards Codification (“ASC”) 820.  ASU 2018-13 removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels.  The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly.  It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date.  The guidance is effective for fiscal years beginning after December 15, 2019.  Plan management is currently evaluating the impact of the ASU on the financial statements but does not expect the adoption to have a material impact.

NOTE 3 – EXEMPT PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Newport Trust Company (“Newport Trust”) is the Trustee for all Plan investments. Newport Group Retirement Plan Services (“Newport”) is the Plan’s administrator and record-keeper. The Plan’s investments include mutual and money market funds, collective investment funds, and DNB Financial Corporation’s common stock. Newport and Newport Trust and its affiliates are parties-in-interest to the Plan. DNB Financial Corporation is also a party-in-interest to the Plan.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 4 − TAX STATUS

The Plan is currently evidenced by a prototype document sponsored by Newport. Newport has received a determination letter dated March 31, 2014 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code.  The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Newport.  The Plan administrator and the Plan’s tax counsel believe that the Plan has been and is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

NOTE 5 − INVESTMENTS

During 2018 and 2017, the Plan's investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated in fair value by ($1,103,250) and $1,953,698, respectively.  The net (depreciation) appreciation in fair value excluding dividends, interest and other investment income for the years ending December 31, 2018 and 2017 was ($1,535,610) and $1,700,976, respectively.

Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 6 – ADMINISTRATIVE EXPENSES

The Company may pay certain administrative expenses and consulting expenses of the Plan.  All investment and related expenses are paid from the net assets of the Plan.  Administrative and consulting expenses of $31,892 and $29,658 were incurred to parties-in-interest during 2018 and 2017, respectively.  Certain expenses are paid through revenue sharing, rather than a direct payment. Such amounts are not material to the Plan’s financial statements.

NOTE 7 – FAIR VALUE MEASUREMENTS

The Plan follows ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value.

•	Mutual funds and money market funds: Valued at the net asset value of shares held by the Plan at year end, based on observable market quotations.

•

Common stock: The fair values of these securities are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

•	Collective investment funds: The Morley Stable Value Fund is valued based on the reported NAV. The NAV is used as a practical expedient to estimate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The Plan follows ASC (Topic 962): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures and Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The Fair Value of the Company’s 401(K) Plan assets by asset category are as follows:

	December 31, 2018

	Total	Level 1	Level 2	Level 3
Mutual funds	$7,189,682	$7,189,682	-	-
Money market funds	3,531	3,531	-	-
Company Stock	3,828,924	3,828,924	-	-
Total investments in the fair
value hierarchy	$11,022,137	$11,022,137	$ -	$ -

Investments measured at net asset value (1)	675,544

Total investments measured at fair value	$11,697,681

	December 31, 2017

	Total	Level 1	Level 2	Level 3
Mutual funds	$7,861,588	$7,861,588	-	-
Money market funds	341	341	-	-
Company Stock	4,748,937	4,748,937	-	-
Total investments in the fair
value hierarchy	$12,610,866	$12,610,866	$ -	$ -
Investments measured at net asset value (1)	438,736

Total investments measured at fair value	$13,049,602

(1) In accordance with ASC 820-10, certain investments that are measured at fair value using the net asset value per share practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The following table summarizes investments measured at fair value based on net asset value per share at December 31, 2018 and 2017, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period (Plan Level)
December 31, 2018 Morley Stable Value Collective Investment Fund	$675,544	N/A	30 days for non-competing options	12 months
December 31, 2017 Morley Stable Value Collective Investment Fund	$438,736	N/A	30 days for non-competing options	12 months

NOTE 8 – RECONCILIATION TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 for the years ended December 31:

	2018	2017
Net Assets Available for Benefits - per the Financial Statements	$11,826,161	$13,193,317
Less: Employer's Contribution Receivable	(106,909)	(107,952)
Less: Employee’s Contribution Receivable	-	(43,394)
Plus: Accrued Expenses	6,766	7,631
Net Assets Available for Benefits - per the Form 5500	$11,726,018	$13,049,602

Total Additions to Net Assets - per the Financial Statements	$358,110	$3,342,244
Adjustment: Change in Employer Contribution Receivable	1,043	(23,235)
Adjustment: Change in Employee Contribution Receivable	43,394	(43,394)
Total Income – per the Form 5500	$402,547	$3,275,615

Total Deductions to Net Assets - per the Financial Statements	$1,725,266	$1,198,358
Adjustment: Change in Accrued Expenses	865	(1,816)
Total Expenses – per the Form 5500	$1,726,131	$1,196,542

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 9 – SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 26, 2019, the date on which the financial statements were issued. On June 5, 2019, S&T Bancorp, Inc. (S&T) (NASDAQ: STBA), the holding company for S&T Bank and DNB Financial Corporation (DNB)(NASDAQ:DNBF), the holding company for DNB First, National Association (DNB First), jointly announced the signing of a definitive merger agreement pursuant to which S&T will acquire DNB in an all-stock transaction. DNB shareholders will receive 1.22 shares of S&T stock for each share of DNB stock.  S&T and DNB expect the merger to be completed during the fourth quarter of 2019.

In the Agreement and Plan of Merger by and between DNB and S&T, the parties have agreed that, if requested by S&T in writing, delivered to DNB First not less than ten (10) Business Days before the Closing Date, the board of directors of DNB First (or the appropriate committee thereof) (the board) shall adopt resolutions and take such corporate action as is necessary to terminate DNB First’s 401(k) plan, effective as of the day prior to the Closing Date, but subject to the Closing.  Following the Effective Time and (if S&T determines in its sole discretion that a determination letter is appropriate) as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of DNB First 401(k) Plan, the assets thereof shall be distributed to the participants, and S&T shall, to the extent permitted by S&T’s 401(k) plan, permit the Covered Employees who are actively employed as of the date immediately following the receipt of such favorable determination letter (if any) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, in an amount equal to the full account balance (excluding loans) distributed to such Covered Employee from DNB First 401(k) Plan to the S&T 401(k) Plan.  Plan management believes that S&T will request that the Plan be terminated, and that the board will approve a plan of termination upon such request.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4i - Assets (Held at End of Year)
EIN: 23-0534545 Plan number: 002
Party-in-interest (a)	Identity of Issuer (b)	Description of Investment (c)	Cost (d)	Current Value (e)
	AB Large Cap	Registered Investment Company - AB Large Cap Growth I	**	$502,319
	American Funds	Registered Investment Company - American Europacific Fund R6	**	204,405
	American Funds	Registered Investment Company - Capital World Bond	**	45,421
	Columbia	Registered Investment Company - Columbia Small Cap Value II Z	**	60,788
	Delaware Investments	Registered Investment Company - Delaware Emerging Markets	**	164,399
	DFA Funds	Registered Investment Company - DFA Global Equity Fund	**	50,878
*	DNB Financial Corporation	Employer Security - DNB Financial Corporation Common Stock	**	3,828,924
	Fidelity Investments	Registered Investment Company - Fidelity Intl Index	**	38,138
	Hartford	Registered Investment Company - Hartford Mid Cap Y	**	149,790
	Hartford	Registered Investment Company - Hartford Small Cap Growth R5	**	150,571
	JP Morgan	Registered Investment Company - JP Morgan Mid Cap Value	**	486,534
	Lord Abbet	Registered Investment Company - Lord Abbet High Yield	**	54,018
	Metropolitan	Registered Investment Company - Metropolitan West Total Return BD PL	**	305,252
	Morley Capital	Collective Investment Fund - Morley Capital Stable Value Fund CL 3	**	675,544
	Russell Investment Co.	Registered Investment Company - Russell GBL Real Estate Securities Fund	**	104,328
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2005	**	153,832
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2010	**	26,485
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2015	**	17,341
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2020	**	66,663
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2025	**	63,790
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2030	**	13,765
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2035	**	39,358
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2040	**	114,313
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2045	**	19,935
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2050	**	2,965
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2055	**	11,845
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2060	**	15,764
*	Charles Schwab and Co., Inc.	Registered Investment Company - Money Market Fund	**	3,531
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Equity Inc FD Admiral	**	256,682
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Life Strat Mod Grwth Fund I	**	1,050,706
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Life Strategy Growth FD I	**	1,453,808
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Life Strategy Income Fund I	**	339,146
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Life Strat Consrv Grth Fd I	**	288,025
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Mid Cap Index Fund Admiral	**	190,259
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard 500 Index FD Admiral	**	527,541
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Small Cap Index Admiral	**	81,591
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Total Bond Market Index Adm	**	139,027
* Represents party-in-interest transactions.		**Cost omitted for participant directed accounts.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DNB First 401(k) Retirement Plan

	By:	/s/ Gerald F. Sopp
Gerald F. Sopp
Chief Financial Officer and Executive
Vice President
DNB First, National Association

	By:	/s/ Bruce E. Moroney
Bruce E. Moroney
Chief Accounting Officer and Executive Vice President
DNB First, National Association

June 26, 2019

Index to Exhibits

Exhibit No. Under Item

601 of Regulation S-K                Description of Exhibit and Filing Information

23.1	Consent of Independent Registered Public Accounting Firm